Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

June 7, 2010

Pamela A. Long Assistant Director Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Mail Stop 4631 Washington, D.C. 20549

Re:	China Ceramics Co., Ltd. Amendment No 1 to Form F-1 Filed March 15, 2010 File No.: 333-164784

Dear Ms. Long:

On behalf of our client, China Ceramics Co., Ltd. (the “Company”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”) one complete electronic version of the Company’s Amended Registration Statement on Form F-1/A (the “Registration Statement”). The Company is also furnishing the Commission’s staff (the “Staff”) with four marked courtesy copies of the Registration Statement. The Registration Statement responds to the comments set forth in the Staff’s letter dated March 29, 2010 (the “Staff’s Letter”).

We have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.  Page numbers refer to the marked copy of the Registration Statement.

General

1.
We have considered your response to comment one in our letter dated March 3, 2010. We remain concerned that the proposed transaction could be a primary offering. In our view, the following facts suggest strongly that the proposed offering is a primary offering:

•	the selling security holders acquired the subject securities from the registrant in November 2009 and have subsequently held those securities for approximately five months;

•	the selling security holders are affiliates of the registrant; and

Pamela A. Long
June 7, 2010

•
the aggregate number of securities being registered (32,079,083 shares) on behalf of the selling security holders is well more than three times the size of the number of shares currently outstanding (8,950,171).

If you wish to proceed with the offering, you should identify the selling security holders as underwriters and revise the prospectus accordingly. In addition, unless you are eligible to conduct an at-the-market offering pursuant to Rule 415(a)(4), the selling security holders must offer and sell the securities covered by the registration statement at a fixed, price rather than at prevailing market prices.

The Registration Statement has been revised to clarify that the Company is registering 14,553,949 shares for issuance upon exercise of outstanding warrants, and that only 1,040,875 shares underlying warrants are being registered for resale.  Of the shares being registered for resale, the Company has reduced such number of shares to 6,500,000 (including the shares underlying the warrants), or approximately 73% of the Company’s outstanding shares.

In the past, the Staff has taken the position that Rule 415 limits the number of shares that an issuer may register for resale to a third of the issuer’s public float if the shares were issued in certain transactions.  In an article by The Pipes Report in April 6, 2010, it was reported that, according to the Staff, the most important factor to be considered in the application of the rule described in the immediately preceding sentence was the toxic (convertible securities that result in the issuance of a larger number of shares the lower an issuer’s stock price falls) or non-toxic nature of the securities.  The securities being registered for resale in the Registration Statement do not possess such toxic features, and therefore should not be considered to be limited by the position described in the first sentence of this paragraph.

In addition, pursuant to Securities Act Compliance and Disclosure Interpretation 612.12, the sale of a 73% block of shares sold by a single control person that is not deemed to be by or on behalf of the registrant would be permitted under Rule 415 under the Securities Act.  In this case, the Company is registering a similar proportion of securities by certain shareholders of the Company.

Of the shares being registered for resale:

•
1,000,000 shares owned by Dorset Management Corporation were originally issued in the initial public offering of China Holdings Acquisition Corp. (the “IPO”) and reissued in connection with the business combination;

•
1,600,000 shares (consisting of 350,000 shares owned by Dorset Management Corporation, 428,225 shares owned by Paul K. Kelly, 428,225 shares owned by James D. Dunning, Jr., 224,905 shares owned by Alan G. Hassenfeld, 56,215 shares owned by Gregory E. Smith, 22,477 shares owned by Xiao Feng, 45,000 shares owned by Cheng Yang Davis, 22,477 shares owned by Soopakij (Chris) Chearavanont, and 22,476 shares owned by Ruey Bin Kao) were issued prior to the IPO and reissued in connection with the business combination; and

Pamela A. Long
June 7, 2010

•	1,040,875 share underlie warrants issued prior to the IPO and reissued in connection with the business combination.

Such securities should not be considered to be issued by or on behalf of the issuer since such securities were issued by a predecessor entity more than two years ago.

With respect to the 2,859,125 shares being registered for resale that were issued in the business combination (consisting of 1,337,597 shares owned by Wong Kung Tok, 537,010 shares owned by Surmount Investments Group Limited, 268,505 shares owned by Top Plenty International Limited, 268,505 shares owned by Park Rise Holdings Limited, and 447,508 shares owned by Aquila Capital (Asia) Ltd.) such shares should not be considered to be issued by or on behalf of the Company because:

•
Although the shareholders have registration rights relating to the securities, the initial filing of the Registration Statement was only required to be made within 6 months of the closing of the business combination, and there were no penalties associated with the failure to file the registration statement on a timely basis.  Therefore, such shareholders did not intend to immediately sell the shares after receiving them.

•
There is no outside date for the Registration Statement being declared effective, again evidencing that there was no intent on the part of such shareholders to immediately publicly distribute such shares.

•
The initial filing of the Registration Statement was made approximately two and one-half months after the closing of the business combination, not immediately as would have been done if there was an intent to distribute.

•
Each of the persons who received shares in the business combination agreed to lock up their shares for a period of one year, except with respect to a portion of the shares owned by Surmount Investments Group Limited, which were locked up for six months.

Each of the foregoing evidences that the shares were not acquired in the business combination with an intention to redistribute, indicating that the registration is not by or on behalf of the Company.

Based on the reduced number of shares being registered for resale and that the shares being registered do not appear to be being sold on behalf of the Company, the Company believes that the 6,500,000 shares that it is registering for resale should not be considered to result in a primary offering on behalf of the Company and that the selling security holders should not be identified as underwriters in the Registration Statement.

Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4866.

Very truly yours,

/s/ Giovanni Caruso

Giovanni Caruso
Partner